                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                  FORM 11-K


[X]        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended        December 31, 1995
                          -------------------------------------------
                                      OR

[ ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                    to
                               ------------------    ----------------

          Commission file number    0-18815    [Outlook Group Corp.]
                                ---------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   OUTLOOK GROUP CORP. 401(K) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             OUTLOOK GROUP CORP.
                             1180 AMERICAN DRIVE
                           NEENAH, WISCONSIN 54956

                              OUTLOOK GROUP CORP.

                  REPORT ON AUDITS OF FINANCIAL STATEMENTS OF

              401(k) SAVINGS PLAN AS OF DECEMBER 31, 1995 AND 1994

                                   CONTENTS



                                                                       Page
                                                                       ----
    Report of Independent Accountants                                     1

    Financial Statements
      Statements of Net Assets Available for Plan Benefits                2
      Statements of Changes in Net Assets Available for Plan Benefits     3
      Notes to Financial Statements                                    4-10

    Supplemental Information
      Report of Independent Accountants on Supplementary Schedule        12
      Item 27(a) - Schedule of Assets Held for Investment Purposes    13-18

    Exhibit A - Consent of Independent Accountants                       19

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Trustees
Outlook Group Corp.
     401(k) Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Outlook Group Corp. 401(k) Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the financial statements in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
Milwaukee, Wisconsin
June 21, 1996

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1995 and 1994



     ASSETS                     1995         1994
                             -----------  -----------

Investments:
 Common stock                $ 1,503,253  $ 2,178,086
 Mutual funds                  1,312,093      640,209
 Investment contracts          1,516,984       -
 Government securities            80,966      218,171
 Corporate bonds                  74,123       68,227
 Interest-bearing cash           115,779      385,457
 Loans to plan participants       43,720       35,695
                             -----------  -----------

                               4,646,918    3,525,845

Employer contribution
 receivable                      137,058      131,067
Employee contributions
 receivable                       30,761       19,467
Other receivables                 29,402        4,450
                             -----------  -----------

    Net assets available for
     plan benefits           $ 4,844,139  $ 3,680,829
                             ===========  ===========



The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for years ended December 31, 1995 and 1994



                                  1995         1994
                               -----------  -----------
Additions to net assets
 attributed to:

 Contributions from employer   $   291,251  $   200,412

 Contributions from employees      988,507    1,138,473
 Interest and dividend income      131,926       69,138
 Net appreciation in fair
  value of investments              66,168       -
                               -----------  -----------

     Total additions             1,477,852    1,408,023

Deductions from net assets
attributed to:
 Benefits paid to participants     285,275      158,494
 Investment expenses                29,267       26,205
 Net depreciation in fair
  value of investments              -           128,924
                               -----------  -----------

     Total deductions              314,542      313,623
                               -----------  -----------


     Increase in net assets
      available for plan
      benefits                   1,163,310    1,094,400

Net assets available for plan
benefits:
 Beginning of year               3,680,829    2,586,429
                               -----------  -----------

 End of year                   $ 4,844,139  $ 3,680,829
                               ===========  ===========


The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS



1.  DESCRIPTION OF THE PLAN:

    The following description of the Outlook Group Corp. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    A. GENERAL: The Plan is a defined contribution plan covering substantially all employees of Outlook Group Corp. (the "Company") who have completed one year (1,000 hours) of service and are age 18 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    B. CONTRIBUTIONS: Each year, participants may make voluntary contributions up to 15 percent of annual compensation, as defined by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contributions plans. Effective July 1, 1994, the Company contributes 50 percent of the first 6 percent of the non-union participant's compensation deferral for participants with five or more years of service. The Company contributes 40 percent of the first 6 percent of the non-union participant's compensation deferral for participants with less than five years of service. In addition, the Company may elect to make additional discretionary contributions. Prior to July 1, 1994, the Company contributed 25 percent of the first 6 percent of the non-union participant's compensation deferral.

    C. PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution and the Company's matching contribution and an allocation of Plan earnings, forfeitures and discretionary contributions. Allocations of Plan earnings are based upon account balances. Discretionary contributions and forfeitures are allocated among participants based on participant compensation for the year.

    D. VESTING: Participants have a non-forfeitable vested right in their voluntary contributions and the Company's matching contributions. If a participant is not 100% vested at the time of distribution, the nonvested portion of their account is forfeited and allocated among the remaining Plan participants. Additional discretionary Company contributions are vested as follows:


                 Years of Service                Vesting Percentage
                 ----------------                ------------------
                         1                                 0%
                         2                                25%
                         3                                50%
                         4                                75%
                         5                               100%

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED



1. DESCRIPTION OF THE PLAN, CONTINUED:

   E. INVESTMENT OPTIONS: Plan participants may direct their contributions to any of six investment options.

      Equity Fund - Funds are invested in common stocks.

      Balanced Fund - Funds are invested in high quality stocks and securities and government backed debt instruments.

      Fixed Interest Plus Fund - Funds are invested in a collective investment fund which seeks to provide participants with an attractive rate of interest and safety of principal by investing primarily in investment contracts issued by: insurance companies, the federal government and commercial banks.

      New Perspective Fund - Funds are invested in a mutual fund that seeks long term growth of capital through investments in stocks in the United States and all over the world.

      Investment Company of America - Funds are invested in a mutual fund which seeks long term growth of capital and income, placing greater emphasis on future growth than on current income. The fund invests in more than 150 of America's best known, established firms and several non-U.S. companies.

      Company Stock Fund - Funds are invested in Outlook Group Corp. stock.

      Participants may borrow from their account balances subject to certain Plan and IRS restrictions. Loans are accounted for in the loan fund.

   F. PARTICIPANT LOANS: Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance.
      Terms generally range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate plus 1 percent at the time the note is drafted. Principal and interest is paid ratably through regular payroll deductions.

   G. PAYMENT OF BENEFITS: On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installment payments over a period not to exceed 10 years. The vested account balances of inactive participants was approximately $438,800 and $227,500 at December 31, 1995 and 1994, respectively.

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED



2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    The financial statements of the Plan have been prepared in accordance with generally accepted accounting principles. The following is a summary of the Plan's significant accounting policies:

    A. INVESTMENTS: Investments of the Plan are based upon quoted market prices, except for its investments in the Fixed Interest Plus Fund which are stated at contract value (Note 2c). Participant loans are valued at the remaining unpaid principal amount of the notes, which approximates fair value.

    B. ESTIMATES: The Plan prepares its financial statements in conformity with generally accepted accounting principles, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    C.   INVESTMENT IN FIXED INTEREST PLUS FUND:  The Fixed Interest Plus
         Fund consists primarily of investments in insurance company investment contracts. These contracts are included in the assets of the Fixed Interest Plus Fund at contract value, which approximates fair value, as reported to the Plan by the trustee. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses.

         The average yield and the crediting interest rate for the Fixed Interest Plus Fund was 7.0% for the year ended December 31, 1995.

    D. CONTRIBUTIONS: Contributions from employees are recorded in the period the Company makes payroll deductions from the Plan participants.

    E.   PAYMENTS OF BENEFITS:  Benefits are recorded when paid.

    F. ADMINISTRATIVE EXPENSES: In 1995 and 1994, the investment expenses of the Equity, Balanced, Fixed Interest Plus Fund, New Perspective, and Investment Company of America Funds were paid out of the earnings of those funds. All other administrative expenses of the Funds were paid by the Company in 1995 and 1994.

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED



3.  INVESTMENTS:

    The following tables summarize the activity by investment category for the years ended December 31, 1995 and 1994:



                                                                                  1995
                                  -------------------------------------------------------------------------------------------------
                                                                                    Investment
                                                                                      Company
                                                            Fixed          New          of       Company   Participant
                                   Equity    Balanced   Interest Plus  Perspective   America      Stock       Loans        Total
                                  ---------  ---------  -------------  -----------  ----------  ---------  -----------  -----------
Additions to net assets
attributed to:

  Contributions from employer    $   54,464 $   41,692    $    79,487    $  18,442   $  29,709  $  67,457     $  -      $   291,251

  Contributions from employees      194,448    174,369        266,513       66,133     104,429    182,615        -          988,507
  Interest and dividend income       18,752     35,805         58,887        6,453       9,217        676        2,136      131,926
  Net appreciation (depreciation)
   in fair value of investments     251,217    137,439         15,018        7,957      60,728   (406,191)        -          66,168
  Net transfers between funds      (723,828)  (741,987)       405,298      404,505     695,297    (45,174)       5,889       -
                                  ---------  ---------    -----------    ---------   ---------  --------      --------  -----------

               Total additions     (204,947)  (352,682)       825,203      503,490     899,380   (200,617)       8,025    1,477,852

Deductions from net assets
attributed to:
  Benefits paid to participants      65,770     82,422         77,085       -           -          59,998       -           285,275
  Investment expenses                12,889     16,378         -            -           -           -           -            29,267
                                  ---------  ---------    -----------    ---------   ---------  ---------     --------  -----------

               Total deductions      78,659     98,800         77,085       -           -          59,998       -           314,542
                                  ---------  ---------    -----------    ---------   ---------  ---------     --------  -----------

Increase (decrease) in net assets
  available for plan benefits      (283,606)  (451,482)       748,118      503,490     899,380   (260,615)       8,025    1,163,310

Beginning of year                 1,059,834  1,014,753        822,967       -           -         747,580       35,695    3,680,829
                                 ----------  ---------    -----------    ---------   ---------  ---------     --------  -----------

End of year                      $  776,228 $  563,271    $ 1,571,085    $ 503,490   $ 899,380  $ 486,965     $ 43,720  $ 4,844,139
                                 ========== ==========    ===========    =========   =========  ==========    ========  ===========

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED



3.   INVESTMENTS, CONTINUED:

                                                             1994
                        ---------------------------------------------------------------------------
                                                    Capital      Company   Participant
                          Equity      Balanced    Preservation    Stock       Loans        Total
                        -----------  -----------  ------------  ---------  -----------  -----------

Additions to net
 assets attributed to:
 Contributions from
  employer              $    45,967  $    55,993  $     59,484  $  38,968  $     -      $   200,412
 Contributions from
  employees                 328,477      298,878       269,696    241,422       -         1,138,473
 Interest and
  dividend income            13,404       27,138        27,496      -            1,100       69,138
 Net transfers
  between funds             (52,344)     (12,989)       (8,802)    68,861        5,274       -
                        -----------  -----------  ------------  ---------  -----------  -----------

     Total additions        335,504      369,020       347,874    349,251        6,374    1,408,023

Deductions from net
assets attributed to:
 Benefits paid to
  participants               52,774       31,145        39,677     34,354          544      158,494
 Investment expenses         14,179       12,026       -            -           -            26,205
 Net depreciation
  (appreciation) in
  fair value of
  investments                47,183       50,146        48,185   (16,590)       -           128,924
                        -----------  -----------  ------------  ---------  -----------  -----------

     Total deductions       114,136       93,317        87,862     17,764          544      313,623
                        -----------  -----------  ------------  ---------  -----------  -----------

Increase in net assets
 available for plan
 benefits                   221,368      275,703       260,012    331,487        5,830    1,094,400

Beginning of year           838,466      739,050       562,955    416,093       29,865    2,586,429
                        -----------  -----------  ------------  ---------  -----------  -----------

End of year             $ 1,059,834  $ 1,014,753  $    822,967  $ 747,580  $    35,695  $ 3,680,829
                        ===========  ===========  ============  =========  ===========  ===========

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED



3.  INVESTMENTS, CONTINUED:

    The following table presents the fair value of investments. Investments that represent 5 percent or more of total plan assets are separately identified.

                               December 31, 1995      December 31, 1994
                            ----------------------  ----------------------
                            Number of               Number of
                             Shares/                 Shares/
                            Par Value  Fair Value   Par Value  Fair Value
                            ---------  -----------  ---------  -----------

 Common stock:
   Outlook Group Corp.          73,564  $   459,775    58,877  $   677,085
   Other common stock            -        1,043,478     -        1,501,001
                                        -----------            -----------
                                          1,503,253              2,178,086

 Mutual funds:
   Baird Adjustable Rate Fund    -           -         72,751      640,209
   Investment Company of
    America Fund                39,089      844,709     -           -
   New Perspective Fund         28,534      467,384     -           -
                                        -----------            -----------
                                          1,312,093                640,209

 Investment contracts -
   Fixed Interest Plus Fund      -        1,516,984     -           -

 Government securities          80,000       80,966   411,000      218,171

 Corporate bonds                75,000       74,123    75,000       68,227

 Interest-bearing cash:
  Alliance Government Reserves  98,497       98,485   385,301      385,301
  Cash                           -           17,294     -              156
                                        -----------            -----------
                                            115,779                385,457

 Loans to Plan participants      -           43,720     -           35,695
                                        -----------            -----------
                                        $ 4,646,918            $ 3,525,845
                                        ===========            ===========


    The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

                                    1995        1994
                                 ----------  -----------

Common stock                     $ (15,399) $ (105,453)
Mutual funds                        68,685       -
Investment contracts                15,018       -
Government
securities                          (8,032)    (16,698)
Corporate bonds                      5,896      (6,773)
                                ----------  -----------

                                $   66,168  $ (128,924)
                                ----------  -----------

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS, CONTINUED



4.  TAX STATUS:

    The Internal Revenue Service has determined and informed the Company by a letter dated October 18, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code that provide for tax-exempt status. There have not been any amendments to the Plan subsequent to this determination which may affect the Plan's tax status.


5.  PLAN TERMINATION:

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

                           SUPPLEMENTARY INFORMATION

REPORT OF INDEPENDENT ACCOUNTANTS ON SUPPLEMENTARY SCHEDULE

Board of Trustees
Outlook Group Corp.
     401(k) Savings Plan

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole of Outlook Group Corp. 401(k) Savings Plan for the year ended December 31, 1995. The supplementary schedule presented hereinafter is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements.

The schedule of assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain plan assets held by the Plan custodian. Additionally, the Plan has not presented the schedule of reportable transactions (transactions in excess of 5 percent of the current value of plan assets at the beginning of the year) as this information is unavailable at the time of this report. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1995, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.
Milwaukee, Wisconsin
June 21, 1996

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1995


                                                                               Column
Column A               Column B                          Column C                D     Column E
             Identity of Issue, Borrower,                                               Current
               Lessor or Similar Party           Description of Investment      Cost     Value
- - --------  ----------------------------------  -------------------------------  ------  ---------

          Alliance Government Reserves        Interest-bearing cash            $        $ 98,485

          Cash                                Interest-bearing cash                       17,294

          Federal Nat'l Mtg. Assoc.           Government Security - par value
                                              $50,000, 8.71%, 6/11/01                     50,609

          United States Treasury              U.S. Government Securities -
                                              $10,000 Treasury Notes
                                              4.375%, 8/15/96                              9,947

          United States Treasury              U.S. Government Securities -
                                              $10,000 Treasury Notes
                                              6.125%, 5/15/98                             10,200

          United States Treasury              U.S. Government Securities -
                                              $5,000 Treasury Notes
                                              6.25%, 1/31/97                               5,055

          United States Treasury              U.S. Government Securities -
                                              $5,000 Treasury Notes
                                              6.375%, 1/15/99                              5,155

          Salomon Inc. MTN Series C           Corporate bond, 5.61% due
                                              8/15/98                                     74,123

          American Investment Company
          of America Fund                     Investment fund - 39,089 shares            844,709

          American New Perspective Fund       Investment fund - 28,534 shares            467,384

          Principal Fixed Interest Plus Fund  Fixed Interest Fund                      1,516,984

          Abbott Laboratories                 Common stock - 620 shares                   25,808

          ACX Technologies Inc.               Common stock - 210 shares                    3,176

          Affiliated Community Bancorp Inc.   Common stock - 50 shares                       869

          Airbourne Freight Corp.             Common stock - 120 shares                    3,195

          Alcatel Alsthom                     Common stock - 410 shares                    7,175

          American Hope Products Corp.        Common stock - 80 shares                     7,760

          Ameron Inc.                         Common stock - 50 shares                     1,881

          Angelica Corp.                      Common stock - 270 shares                    5,535

          Astoria Financial Corp.             Common stock - 20 shares                       913

          Atlantic Richfield Company          Common stock - 60 shares                     6,645

          Atlantic Telecommunications
          Network Inc.                        Common stock - 360 shares                    3,893

          J. Baker Inc.                       Common stock - 340 shares                    1,955

          Bally Entertainment Corp.           Common stock - 710 shares                    9,940

          Banco Bilbai Vizcaya SA             Common stock - 90 shares                     3,218


OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, CONTINUED December 31, 1995


                                                                     Column
Column A             Column B                     Column C              D    Column E
           Identity of Issue, Borrower,                                      Current
             Lessor or Similar Party      Description of Investment   Cost    Value
- - --------  ------------------------------  -------------------------  ------  --------

          BBC Brown Boveri Ltd.           Common stock - 50 shares   $        $ 5,823

          Belden Inc.                     Common stock - 895 shares            23,046

          Blount Inc.                     Common stock - 312 shares             8,190

          Briggs & Stratton Corp.         Common stock - 60 shares              2,602

          Bristol Myers Squibb Company    Common stock - 85 shares              7,299

          British Telecommunications PLC  Common stock - 95 shares              5,368

          Brooklyn Bancorp Inc.           Common stock - 35 shares              1,426

          California Federal Savings      Common stock - 90 shares              1,418

          Calmat Company                  Common stock - 375 shares             6,844

          Carter Wallace Inc.             Common stock - 205 shares             2,332

          Casino Data Systems             Common stock - 355 shares             8,875

          Cato Corp.                      Common stock - 415 shares             3,216

          Cenfed Financial Corp.          Common stock - 60 shares              1,440

          Central Maine Power Company     Common stock - 160 shares             2,300

          Clorox Company                  Common stock - 35 shares              2,507

          Coast Savings Financial Inc.    Common stock - 50 shares              1,731

          Colgate Palmolive Company       Common stock - 340 shares            23,885

          Compass Bancshares Inc.         Common stock - 75 shares              2,475

          Cooper Industries Inc.          Common stock - 190 shares             6,983

          Bard CR Inc.                    Common stock - 230 shares             7,418

          Cray Research Inc.              Common stock - 105 shares             2,586

          Cummins Engine Company Inc.     Common stock - 220 shares             8,140

          Daimler Benz                    Common stock - 130 shares             6,614

          Deluxe Corp.                    Common stock - 215 shares             6,235

          Den Danske Bank AF 1871
          Aktieselskab                    Common stock - 40 shares              2,764

          Department 56 Inc.              Common stock - 140 shares             5,373

          Digital Equipment Corp.         Common stock - 175 shares            11,222

          Elan Corp. PLC                  Common stock - 540 shares            26,257

          ELF Aquitaine                   Common stock - 130 shares             4,778

          Empressa Nacional De
          Electricidad                    Common stock - 100 shares             5,725

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, CONTINUED December 31, 1995


                                                                       Column
Column A              Column B                      Column C              D    Column E
            Identity of Issue, Borrower,                                       Current
              Lessor or Similar Party       Description of Investment   Cost    Value
- - --------  --------------------------------  -------------------------  ------  --------

          Ethyl Corp.                       Common stock - 610 shares  $        $ 7,549

          EVN Energie Versorgung AG         Common stock - 50 shares              1,375

          Exar Corp.                        Common stock - 270 shares             3,983

          First Bell Bancorp.               Common stock - 170 shares             2,274

          First Commerce Corp.              Common stock - 80 shares              2,560

          Freeport McMoran Inc.             Common stock - 109 shares             4,033

          Fuji Photo Film Company Ltd.      Common stock - 40 shares              2,325

          General Motors Corp. CI E         Common stock - 495 shares            25,740

          General Motors Corp. CI H         Common stock - 175 shares             8,597

          Giant Industries Inc.             Common stock - 315 shares             3,859

          Grand Metropolitan PLC            Common stock - 110 shares             3,163

          Great Lakes Chemical              Common stock - 335 shares            24,120

          Greenpoint Finl Corp.             Common stock - 40 shares              1,070

          Guaranty National Corp.           Common stock - 150 shares             2,306

          Haggar Corp                       Common stock - 80 shares              1,440

          Hanson TR PLC                     Common stock - 500 shares             7,625

          Health Management Association     Common stock - 825 shares            21,553

          Hillebrand Industries Inc.        Common stock - 80 shares              2,710

          Hitachi LTD                       Common stock - 70 shares              7,035

          H&R Block, Inc.                   Common stock - 185 shares             7,493

          IBS Financial Corp.               Common stock - 90 shares              1,350

          Imperial Credit Industries, Inc.  Common stock - 337 shares             7,330

          Imperial Oil Ltd.                 Common stock - 195 shares             7,044

          International Technology Corp.    Common stock - 810 shares             2,228

          Istituto Mobiliare Italiano       Common stock - 290 shares             5,474

          Jardine Matheson Holdings Ltd.    Common stock - 100 shares               685

          Jardine Strategic Holdings Ltd.   Common stock - 270 shares             1,652

          Jean Phillipe Fragrances, Inc.    Common stock - 375 shares             3,047

          John H. Harland Company           Common stock - 305 shares             6,367

          Johnson Controls, Inc.            Common stock - 100 shares             6,875

          KCS Energy, Inc.                  Common stock - 400 shares             6,000

          Kimberly Clark Corp.              Common stock - 340 shares            28,135

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, CONTINUED December 31, 1995


                                                                          Column
Column A              Column B                        Column C               D    Column E
            Identity of Issue, Borrower,                                          Current
              Lessor or Similar Party        Description of Investment     Cost    Value
- - --------  --------------------------------  ----------------------------  ------  --------

          Knight Rider Inc.                 Common stock - 105 shares     $        $ 6,563

          Kohls, Corp.                      Common stock - 510  shares              26,775

          Liberty Bancorp, Inc.             Common stock - 60 shares                 2,235

          Lincoln National Corp             Common stock - 20 shares                 1,075

          Loews Corp.                       Common stock - 60 shares                 4,703

          Lukens, Inc.                      Common stock - 230 shares                6,613

          Mattel, Inc.                      Common stock - 937 shares               28,813

          Matthews International Corp.      Common stock - 35 shares                   683

          Mercer International Inc.         Common stock - 240 shares                4,920

          Microsoft Corp.                   Common stock - 75 shares                 6,581

          Midland Bank PLC                  Common stock - 60 shares                 1,590

          Moore Corp. Ltd                   Common stock - 325 shares                6,094

          JP Morgan & Company Inc.          Common stock - 10 shares                   803

          Motorola Inc.                     Common stock - 395 shares               22,515

          Mueller Industries Inc.           Common stock - 130 shares                3,803

          National Service Industries Inc.  Common stock - 235 shares                7,608

          National Westminister Bank PLC    Common stock - 170 shares                4,378

          NCH Corp.                         Common stock - 105 shares                6,064

          Nestle SA                         Common stock - 90 shares                 4,986

          New England Business Services     Common stock - 120 shares                2,640

          Newell Company                    Common stock - 905 shares               23,417

          North Side Savings Bank           Common stock - 46 shares                 1,403

   *      Outlook Group Corp.               Common stock - 73,564 shares           459,775

          Petrie Stores, Inc.               Common stock - 315 shares                  866

          Pfizer Inc.                       Common stock - 320 shares               20,160

          Phelps Dodge Corp.                Common stock - 95 shares                 5,914

          PHH Corporation                   Common stock - 105 shares                4,909

          Premark International Inc.        Common stock - 475 shares               24,047

          Proctor & Gamble Company          Common stock - 295 shares               24,485

          Reebok International              Common stock - 60 shares                 1,695

          Repsol SA                         Common stock - 150 shares                4,931

          Rexene Corp.                      Common stock - 320 shares                3,440

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, CONTINUED December 31, 1995


                                                                      Column
Column A             Column B                      Column C              D    Column E
           Identity of Issue, Borrower,                                       Current
             Lessor or Similar Party      Description of Investment    Cost    Value
- - --------  ------------------------------  --------------------------  ------  --------

          Roadway Services Inc.           Common stock - 45 shares    $        $ 2,199

          Roosevelt Financial Group Inc.  Common stock - 170 shares              3,294

          Safeco Corp.                    Common stock - 40 shares               1,380

          Scitex Ltd.                     Common stock - 90 shares               1,226

          Siemens AG                      Common stock - 50 shares               5,499

          Singer Company                  Common stock - 960 shares             26,760

          Sofamor/Danek Group Inc.        Common stock - 285 shares              8,087

          Sports & RecreationInc.         Common stock - 440 shares              3,135

          St. Francis Capital Corp.       Common stock - 40 shares                 930

          St. Jude Medical Inc.           Common stock - 735 shares             31,592

          Stanley Works                   Common stock - 170 shares              8,755

          State Street Boston Corp.       Common stock - 570 shares             25,650

          Stet Societa Finanziaria
          Telefonica                      Common stock - 270 shares              7,526

          Stewart & Stevenson Services
          Inc.                            Common stock - 75 shares               1,894

          Strattec Securities Corp.       Common stock - 36 shares                 639

          Stride-Rite Corp.               Common stock - 550 shares              4,056

          Student Loan Marketing
          Association                     Common stock - 20 shares               1,320

          Sturm Ruger & Company Inc.      Common stock - 75 shares               2,053

          Sun Company Inc.                Common stock - 157 shares              4,298

          Tandy Corp.                     Common stock - 40 shares               1,660

          Tecumseh Prods Company CI A     Common stock - 50 shares               2,588

          Tecumseh Prods Company CI B     Common stock - 135 shares              7,054

          Tele Danmark A/S                Common stock - 290 shares              8,011

          Telecomunicacoes Brasileiras    Common stock - 60 shares               2,843

          Telefonica De Espana SA         Common stock - 170  shares             7,119

          Telefonos De Mexico             Common stock - 220 shares              7,013

          Texas IndustriesInc.            Common stock - 55 shares               2,915

          Thomson CSF                     Common stock - 325 shares              7,394

          Toys R Us                       Common stock - 286 shares              6,221

          TR Financial Corp.              Common stock - 90 shares               2,295

OUTLOOK GROUP CORP. 401(k) SAVINGS PLAN
ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, CONTINUED December 31, 1995



                                                            Column
Column A        Column B                 Column C              D     Column E
           Identity of Issue,
           Borrower, Lessor or                                        Current
              Similar Party      Description of Investment   Cost      Value
- - --------  ---------------------  -------------------------  ------  -----------

          Unilever NV            Common stock - 20 shares   $           $ 2,815

          Unum Corp.             Common stock - 120 shares                6,600

          US Healthcare Inc.     Common stock - 210 shares                9,765

          Walgreen Company       Common stock - 810 shares               24,199

          Walt Disney Company    Common stock - 400 shares               23,550

          Webb Corp.             Common stock - 145 shares                2,918

          Woolworth Corp.        Common stock - 140 shares                1,820

          YPF Sociedad Anonima   Common stock - 250 shares                5,406

          Zurn Industries, Inc.  Common stock - 115 shares                2,458

          Participant loans      6.05% - 9.35%                           43,720
                                                                    -----------

                                                                    $ 4,646,918
                                                                    ===========


* Party-in-interest transactions, which are exempt from prohibited transaction rules under Section 408(b) of ERISA

See Report of Independent Accountants.

CONSENT OF INDEPENDENT ACCOUNTANTS

We have issued our report dated June 21, 1996 on our audit of the accompanying financial statements and supplementary schedule of the Outlook Group Corp. 401(k) Savings Plan (the "Plan") for the Plan's fiscal year ended December 31, 1995, included in the Plan's annual report on Form 11-K for the Plan's fiscal year ended December 31, 1995. We hereby consent to the incorporation by reference of our reports in the Registration Statement of the Company on Form S-8 (File No. 33-44491, effective December 11, 1991).


/s/ Coopers and Lybrand L.L.P.

Milwaukee, Wisconsin
June 28, 1996

                                  SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          OUTLOOK GROUP CORP.
                                           401(K) SAVINGS PLAN

Date: June 28, 1996                        /s/ James W. Buhl
                                          -----------------------------
                                          James W. Buhl,
                                           401(k) Savings Plan Committee Member
                                           and Trustee